[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2007	nquint@luselaw.com

March 14, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn.:	Michael Clampitt, Esq.
Mail Stop 04-08

Re:	BankFinancial Corporation (Registration No. 333-119217):
Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of BankFinancial Corporation (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below is the Company’s response to the Staff’s comment letter dated November 22, 2004, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The Amended S-1 has been blacklined to reflect changes from the Company’s previously filed amendment.

1. The Company’s detailed impairment analysis of its preferred securities as of September 30, 2004, December 31, 2004 and December 31, 2003 is being filed as Exhibit A to this letter (and included in a confidential volume). The analysis includes details of the impairment methodology used by the Company.

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Securities and Exchange Commission

March 14, 2005

In accordance with 5 U.S.C. §552(b) and 17 C.F.R. §200.83, we hereby request that the Securities and Exchange Commission afford confidential treatment under the Freedom of Information Act to Exhibit A. The Exhibit includes financial data and the basis for management decisions that the Company has not otherwise made available to the public. We submit that this Exhibit is appropriately held confidential by the Securities and Exchange Commission under 5 U.S.C. §552(b)(4), as it constitutes “commercial or financial information obtained from a person and privileged and confidential.” In accordance with Rule 200.83, we request that this information be kept confidential for a period of five (5) years from the date of this request.

As required by Staff Legal Bulletin No. 1, “Confidential Treatment Requests,” as amended, the Company consents to the furnishing of the confidential portion to other government agencies, offices or bodies and to the Congress.

We trust the foregoing is responsive to the staff’s comment. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Robert B. Pomerenk of this office at (202) 274-2011 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint
Ned Quint

Enclosures

cc:	Christian Windsor, Esq., Securities and Exchange Commission
F. Morgan Gasior, Chairman of the Board,
Chief Executive Officer and President
Robert B. Pomerenk, Esq.